Invest in Boyish Records, Inc.

Record label and media company with 'label as service' products for artists

BOYISHRECORDS.COM   OAKLAND

entertainment   music   female founder   minority owned



 *We believe in the power of artists to create positive change in our culture, yet many promising independent artists lack access to capital, business infrastructure, and mentorship to fully realize their potential. As artists with strong business skills, we believe we have the experience and drive to deliver sustainable pathways for other artists.*

Kevin Shaw co-CEO @ Boyish Records, Inc.

 **ABOUT**   UPDATES [0]   GRAPEVINE [1]   ASK A QUESTION [0]   ADMIN

Why you may want to invest in us...

1   Co-founders' experience and relationships in music, education, and business

2   Market opportunity. The music industry is rapidly changing. Rising number of creators: 3M on Spotify, 20M on SoundCloud.

3   Creating powerful art and influencing culture through underrepresented voices on terms that are healthy for artists.

4   Be a part of the journey to help launch ASTU's debut album in Spring 2020

5   Co-founder diversity across race, gender, and sexual orientation

6   Founded by artists (with business experience) for artists.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS

 **Kevin Shaw**
co-CEO
Being a present father in raising my son (now 2 years old) while still excelling at my day-job, taking my painting studio practice to the next level, and starting Boyish Records.


 **Esther Kibreab**
co-CEO
Completion of my (ASTU's) debut EP, Patterns, and the strides I've made as an independent artist; turning my experience into an accelerator label, helping artists be successful in creating a sustainable path towards becoming an artist-entrepreneur.


Why people love us

Kevin brings a great combo: passion for pursuing these kinds of artistic pursuits, with a background in finance that not everyone in this world has. I know how central being involved in art is to his life and I know he has the particular skills to make it work. Kevin's personality is another factor that helps him succeed. He is the most well-connected person I know, and he forms deep relationships with people who want to help him, so I know he can bring a vast network of help--financial and otherwise--to bear on any challenges he will face.

Isaac Lemon Laughlin
Friend

 *Kevin has a ton of experience, amazing motivation, and fantastic ideas. He's also a driven and talented artist. I can't think of a better person to invest in and I have every confidence he can succeed as both an artist and a businessperson.*
Sean Taylor Friend $500

 *To be successful in what your striving for you have to have hustle, be willing to go through all the hardships of failure in order to reap all the rewards. An instant fan I became the first time I heard Ester's music 4yrs ago. I leaned over to my boyfriend and said "oh she's gonna be famous one day" Not only did her*

music make me feel emotion but her strategic drive to methodically calculate how she was going to start the road to her success, would open my eyes to a colorful outlook on making it a reality. I remember after she released her album Patterns her and I were talking about what she needed to pump out more (AWESOME) music. She talked about wanting a better interface so she can... read more

Hilary Jacobs Friend $2,500

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Downloads

- boyish cover.png
- G4U cover art.jpg

Boyish Records

"G 4 U is an to ode finding love in a woman. But it also serves as a mirror. It's about reaching a place within myself where I could peel back the layers and really see myself..and surprise surprise..I found something beautiful." - ASTU


ASTU - G 4 U
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Kevin and Esther (ASTU) are both artists. Kevin makes his living as a finance director in education with his painting studio on the side and Esther as a full-time musician, with a regular side hustle (e.g. food server, Lyft driver).

One day, Kevin caught a ride in Esther's Lyft car. Kevin was excited about a show he was going to the coming weekend at the New Parish in Oakland; coincidentally Esther was in the running to be the opening performer for the show. That sparked conversation around musical taste and the industry.

Fast forward to a year later, both Kevin and Esther went through the Zoo Labs Music Residency in Oakland in consecutive cohorts, sparking a reconnection and the discovery of a mutual passion for creating financially viable long-term pathways for artists. Kevin and Esther created Boyish Records to protect, support, and promote independent artists who we believe work with truth in unique and impactful ways.

Technological advancements have created expansive opportunities for artist independence. Our hypothesis, supported by our initial market research, is that there's significant market opportunity to be a bridge between artist independence and a badly needed and desired entrepreneurial support infrastructure among artists. The number of artists is increasing due to technological and cultural shifts, i.e. easier access to production and distribution, but there's a significant void when it comes to business operations and managerial support, as well as access to capital.

We believe that building this infrastructure is important to the well-being of our society by empowering more artists with compelling stories and underrepresented voices and arming them with autonomy and financially viable long-term career pathways.

Esther (ASTU), Boyish Records' co-CEO and our first artist, will be releasing her debut album in Spring 2020 where Boyish Records will be prototyping an artist accelerator model. We are carefully documenting the album release process, looking for more efficient and automated ways to streamline the work to eventually scale to more artists.

In the media arm of the company, we are piloting several podcast show concepts focused on the intersection of the arts, entrepreneurship, and learning/education.

Progress made to date:

- formation of Boyish Records, Inc.

- ASTU first single release, 'G 4 U.' August 30, 2019

- ASTU album near complete, to be released February 2020

- Established ASTU loyal, local fanbase in the Bay Area

- Documentation of album release process

- Pilot sketches of three podcast shows

- Strategic relationships and partnerships formed across sectors: music, visual art, education, tech, finance

- Kevin and ASTU's artist websites: ASTU & Kevin W. Shaw







Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

Boyish is a music record label and media company. Instead of industry standard contracts that strip artists' ownership of their art, we invest in artists as entrepreneurs with startup capital, mentorship, and infrastructure in exchange for equity investment in their company; artists are supported while maintaining control of their art and financial health. We also provide label as service products to artists. Media prototypes include 3 podcasts on music, culture, & entrepreneurship.

Where will your company be in 5 years? ⌄

Boyish will be the premier record label for emerging artists, built on trust and the long-term success/health of our artists. Our podcasts are viewed as thought leaders for artists as entrepreneurs. Our education and business support products for artists/creators have reached scale. We're viewed as an exemplar in the intersection between art, business, and education. We have locations in Oakland, LA, and New York housing production studios and event space.

Why did you choose this idea? ⌄

We believe in the power of artists to create positive change in our culture, yet many promising independent artists lack access to capital, business infrastructure, and mentorship to fully realize their potential. As artists with strong business skills, we believe we have the experience and drive to deliver sustainable pathways for other artists.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Major record labels have been on the decline and historically have not taken artists' long-term interests to heart. This pattern coupled with declining production costs, advancing tech, and lower barriers to entry have led to a boom of independent artists. Most artists want to maintain independence, but also want capital, infrastructure, and mentorship to elevate their careers and have a financially healthy/stable life. There's no leader of the "modern" label built for the now or future. There's opportunity to attack this space. Current contenders lack compelling brand identity, don't have a community presence (i.e. viewed as soulless internet machines), or lack trust of high-impact artists.

What is your proudest accomplishment? ⌄

We're most proud of our company culture and what Boyish Records will mean from a brand perspective to our artists and audience. Esther and Kevin are intentional in why and how they work together. They're intentional in choosing to be co-CEOs, honestly confronting any tension in power dynamics across race, gender, sexual orientation. These intentions are core to our company culture and values, which we're most proud of.

How far along are you? What's your biggest obstacle? ⌄

We launched our first song release August 30 (ASTU's song/video 'G 4 U'). Our first album release will be ASTU's sophomore release in February 2020. We are designing our model for access to capital, mentorship, and business infrastructure around ASTU's album creation and launch. We are carefully documenting the (met and unmet) support she needs to execute the project to its highest potential. Through this process, we will be honing in on a minimum viable product for our label as service product which will be developed in

2020. We are also currently in pre-production for 3 podcasts.

Our biggest obstacles include fundraising (while being pre-revenue) and finalizing our label services minimum viable product.

Who are your competitors? Who is the biggest threat? ⌄

AWAL and Amuse are the closest competitors in that they brand themselves as modern record labels, offering services at scale. They have a primary focus in music distribution but lack brand identity and community presence. It's been reported that it's easy to get lost in the shuffle at AWAL; questionable service levels for artists.

United Masters could be considered a competitor, but doesn't offer artist management or support beyond music distribution and brand partnerships.

Amuse is trying to establish partnerships with local collectives and performing organizations; they could be the biggest threat if they actually offer quality artist support while also building brand awareness and value in local communities.

What do you understand that your competitors don't? ⌄

A coherent brand and community presence (through strong digital and in-person engagement) will be our biggest differentiators in establishing trust and loyalty amongst artists and music audiences.

How will you make money? ⌄

- return on equity investments in our artists (launching in Year 1). Their revenues at minimum include: live performance sales, merch sales, streaming and downloads of music, vinyl/CD sales, music licensing to TV/film.

- advertising / subscription revenue from our podcasts (launching in Year 1)

- subscription revenue for our education and business support services for creatives (launching in Year 2)

- direct to consumer Boyish merchandise sales (launching in Year 2)

- Boyish-branded performance/event sales (launching in Year 3)

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

A risk is botching the legal/financial relationship between the artists and Boyish Records, specifically if its not felt and realized to be in the long-term interest of the artist. We believe an equity investment in an artist's own independent company is the most equitable agreement for both sides. The investment contract needs to be financially viable for both the artists and Boyish Records for our success to be realized.

We need to select artists who will be able to balance creating art that's authentic and true to themselves while also being financially viable; they will need to be responsible business stewards driving the success of their own companies. We believe the culture has shifted to prioritize business ownership and protection of intellectual property; we believe there's more execution risk than market risk. The demand is there, but we need to be excellent in running great support programs for our artists.

Attacks by unknown gatekeepers / old guard.

What do you need the most help with? ⌄

Raising early capital.

Designing the optimal legal/financial relationship between label and artist.

What would you do with $20,000? How about $100,000? ⌄

$20K: fund Astu's album production costs and basic startup expenses for label / accelerator.

$100K: fund Astu's all-in project launch expenses (i.e. album production, music videos, tour startup costs, PR/marketing) and moderate startup expenses for accelerator / label, including startup of first cohort of artists.

What is the culture of Boyish Records? ⌄

We deeply value diversity and representation of people and ideas: race, gender, age, culture. We strive to support artists who create music that enables people to have the freedom to be who they are, know their power, be safe, and grow.



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